UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
______________

FORM SD

SPECIALIZED DISCLOSURE REPORT

MDU Resources Group, Inc.
(Exact name of registrant as specified in its charter)

Delaware	1-3480	41-0423660
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

1200 West Century Avenue P.O. Box 5650 Bismarck, North Dakota 58506-5650 (Address of principal executive offices) (Zip Code)
Doran N. Schwartz (701) 530-1750 (Name and telephone number, including area code, of the person to contact in connection with this report)

______________

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2013.

Section 1 - Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

Conflict Minerals Disclosure

MDU Resources Group, Inc. (the “Company”) evaluated its current product line and determined that certain products that the Company and its subsidiaries manufacture or contract to manufacture contain cassiterite, columbite-tantalite, gold or wolframite, or their derivatives, which are limited to tin, tantalum, and tungsten (“conflict minerals”) that are necessary to the functionality or production of such products. Currently, the Company does not have sufficient information from its suppliers or other sources to determine the country of origin of the conflict minerals used in its products or to identify the facilities used to process such conflict minerals. Therefore, the Company cannot exclude the possibility that some of these conflict minerals may have originated in the Democratic Republic of the Congo or an adjoining country and are not from recycled or scrap sources.

A copy of the Company’s Conflict Minerals Report for the 2013 reporting period, which is publicly available at www.mdu.com/integrity/governance/conflictmineralsreport, is filed as Exhibit 1.01 hereto. The content of the Company’s website referred to in this Specialized Disclosure Report on Form SD is included for general information only and is not incorporated by reference into this Form SD.

Item 1.02 Exhibit

A copy of the Company’s Conflict Minerals Report is filed as Exhibit 1.01 hereto.

Section 2 - Exhibits

Item 2.01 Exhibits

Exhibit 1.01	Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Date: May 30, 2014

MDU RESOURCES GROUP, INC.

By:	/s/ Doran N. Schwartz
Doran N. Schwartz
Vice President and
Chief Financial Officer

EXHIBIT INDEX

Exhibit Number	Description of Exhibit

1.01	Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

4